# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Destra Multi-Alternative Fund, CIK 0001523289
CUSIP: 25065A502
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 443 N. Wilson Avenue, Bozeman, Montana (MT), 59715
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001316187

## Reporting persons
- Absolute Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 286,632; shared voting power 0; sole dispositive power 286,632; shared dispositive power 0; aggregate amount beneficially owned 286,632 (3.2% of the class)

## Item 1. Issuer
Name of issuer: Destra Multi-Alternative Fund
Address of issuer's principal executive offices: 443 N. Wilson Avenue, Bozeman, MONTANA 59715

## Item 2. Person Filing
Name of person filing: Absolute Investment Advisers, LLC
Address of principal business office or, if none, residence:
82 S. Barrett Square
Suite 2G PO Box 611132
Rosemary Beach, FL 32461
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 286632
Percent of class: 3.20
Sole power to vote or to direct the vote: 286632
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 286632
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Absolute Investment Advisers, LLC: David Faherty, Chief Compliance Officer (10/17/2025)